Exhibit 12

THE ALLSTATE CORPORATION

COMPUTATION OF EARNINGS TO FIXED CHARGES RATIO

($ in millions)		For the year ended December 31,
		2013		2012		2011		2010		2009

1.	Income from operations before income tax	$3,396		$3,306		$959		$1,100		$1,300

	Fixed Charges:
2.	Interest on indebtedness	$367		$373		$367		$367		$392
3.	Interest factor of annual rental expense	19		15		24		26		31
4.	Interest credited to contractholder funds	1,278		1,316		1,645		1,807		2,126

5.	Total fixed charges (2+3+4)	$1,664		$1,704		$2,036		$2,200		$2,549

6.	Preferred stock dividends	17		—		—		—		—

7.	Total fixed charges and preferred stock dividends (5+6)	$1,681		$1,704		$2,036		$2,200		$2,549

8.	Income from operations before income taxes and fixed charges (1+5)	$5,060		$5,010		$2,995		$3,300		$3,849

9.	Ratio of earnings to fixed charges (8/5)	3.0	X	2.9	X	1.5	X	1.5	X	1.5	X

10.	Income from operations before income taxes and fixed charges and preferred stock dividends (1+7)	$5,077		$5,010		$2,995		$3,300		$3,849

11.	Ratio of earnings to fixed charges and preferred stock dividends (10/7)	3.0	X	2.9	X	1.5	X	1.5	X	1.5	X